The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 APR 30 AM 11:50

02028715

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

15th April, 2002.

Attn: Filing Desk - Stop 1-4

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 11th April 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 11th April 2002, confirming that:

- Merrill Lynch & Co., Inc. has notified the Company that its interest in EMI Group plc Ordinary Shares of 14p each is 85,191,187 shares, being 10.8% of the shares in issue; and,

- Legal & General Investment Management Ltd has notified the Company that it has an interest in 24,142,152 EMI Group plc Ordinary Shares of 14p each, being 3.06% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

dlw 4/30

Enc.

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

Company Announcements Office,
London Stock Exchange.

11th April, 2002.

AVS Security No: 747532

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by:

- Merrill Lynch & Co., Inc., in a letter dated as of 9th April 2002, that its interest in EMI Group plc Ordinary Shares of 14p each was 85,191,817 shares, being 10.8% of the shares in issue. It was also advised that, by reason of the provisions of the Companies Act 1985, Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc. each had interests in all 85,191,817 shares.

- Legal & General Investment Management Ltd, in a letter dated 12th April 2002 that, as at 11th April 2002, it had an interest in 24,142,152 EMI Group plc Ordinary Shares of 14p each, being 3.06% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary